Exhibit 99.1

Navios Maritime Holdings Inc. Reports Financial Results for the Second Quarter and Six Months Ended June 30, 2013

MONACO—(Marketwired—Aug 22, 2013)—Navios Maritime Holdings Inc. (NYSE: NM)

•	$125.6 million of Revenue and $38.8 million of EBITDA for Q2 2013

•	Declared quarterly dividend of $0.06 per share for Q2 2013

•	$277.1 million of cash as of Q2 2013

•	Fleet coverage of 84.6% for 2013; 21.5% for 2014

•	Low cash flow breakeven of $5,365 per open day for 2013

•	Strategy of fixing vessels for period charters above cash flow breakeven with market exposure

•	Recent charters provide base rate and profit sharing or index plus premium

•	Latest capesize fixture for $18,000 to $19,400 gross per day for 95 days

•	11% of fleet and 33% of charters fixed since June have market exposure mechanism

•	Navios Logistics continued growth

•	$17.6 million of EBITDA for Q2 2013

•	$4.4 million of Net Income for Q2 2013

•	Acquired three convoys for approximately $49 million to support iron ore transportation

•	Formed Navios Europe Inc. and arranged technical and commercial management for five of the ten vessels pursuant to a letter of intent with HSH Nordbank AG

Navios Maritime Holdings Inc. (“Navios Holdings” or “the Company”) (NYSE: NM), a global, vertically integrated seaborne shipping and logistics company, today reported financial results for the second quarter and six months ended June 30, 2013.

Angeliki Frangou, Chairman and Chief Executive Officer of Navios Holdings stated, “We had a solid quarter and reported $38.8 million of EBITDA. We are maintaining our operating discipline, with moderate leverage of 44.1% and cash of about $277.1 million. As we focus on execution, we continue to return capital to our shareholders through dividend payments and declared a $0.06 dividend for Q2 2013 to record holders on September 18, 2013, representing a yield of almost 4%.”

Angeliki Frangou continued, “Navios Holdings’ adaptable chartering strategy has been formed in context of its conservative business philosophy. While we are subject to the volatility of the industry, we dampen the impact by maintaining low-operating cost and a chartering policy appropriate for the times. At the peak of the market, we entered into long-term fixed rate charters with high quality counter parties. More recently, we have been negotiating period charters that provide a floor above our cash flow breakeven and a mechanism for market exposure so that we can enjoy the upside from a rapidly improving market.”

HIGHLIGHTS — RECENT DEVELOPMENTS

Navios Holdings

Chartering Update

Navios Holdings has recently fixed vessels for period charters maximizing profitability in a rising rate environment:

•	Base rate and profit sharing:

•	Ultra-Handymax: 100% over base rate of $8,000, basis the average of six Baltic Supramax time charter routes, for a period of MIN 11/MAX 16 months. Current earnings rate $9,514 per day;

•	Ultra-Handymax: 70%/30% profit share over base rate of $8,000 basis BSI +8%, for a period MIN 12/MAX 24 months (vessel not redelivered);

•	Ultra-Handymax: 100% over base rate of $8,500, basis the average of six Baltic Supramax time charter routes, for a period of MIN 22 /MAX 27 months. Current earnings rate $9,537 per day;

•	Ultra-Handymax: 100% over base rate of $8,000, basis the average of six Baltic Supramax time charter routes, for a period of MIN 20 /MAX 25 months (vessel not redelivered).

•	Index plus premium:

•	Panamax: Charterers pay the weighted average of the Panamax Index routes + 10% for a period of MIN 7 months / MAX until May 5, 2014. Current earnings rate $9,610 per day;

•	Panamax: Charterers pay the weighted average of the Panamax Index routes +17% for a period of MIN 12 / MAX 15 months (vessel not redelivered).

•	Capesize: $18,000 to $19,400 gross per day for 95 days.

•	Capesize: $16,000 net per day for 45 days Pac round trip.

Time Charter Coverage

As of August 19, 2013, Navios Holdings has chartered-out 84.6% and 21.5% of available days for 2013 and 2014, respectively, equivalent to $149.4 million and $61.6 million in revenue, respectively. The average daily charter-out rate for the core fleet is $11,488 and $15,968 for 2013 and 2014, respectively. The average daily charter-in rate for the active long-term charter-in vessels for 2013 is $13,357.

The above figures do not include the fleet of Navios South American Logistics Inc. (“Navios Logistics”) and vessels servicing Contracts of Affreightment.

Acquisition of Four Panamax Vessels

On July 9, 2013, Navios Holdings agreed to acquire one 2006-built Panamax vessel and three 2005-built Panamax vessels for an aggregate purchase price of $66.0 million to be financed with debt and cash on hand. During July 2013, the Company paid a 10% deposit of $6.6 million. The four vessels are expected to be delivered during the third quarter of 2013.

Navios Asia LLC (“Navios Asia”)

In May 2013, Navios Holdings formed Navios Asia in partnership with a significant ship owner and operator based in Japan (the “Asian Partner”). Navios Holdings will own 51% and the Asian Partner will own 49%. Navios Asia has agreed to acquire five Panamax and one Kamsarmax vessel for $114.0 million.

Navios Asia expects to take delivery of two of the vessels during the third quarter of 2013. The acquisition of the vessels is expected to be partially financed with bank debt consistent with our existing credit facilities.

Formation of Navios Europe Inc. (“Navios Europe”)

On August 20, 2013, Navios Holdings, Navios Maritime Acquisition Corporation (“Navios Acquisition”) and Navios Maritime Partners L.P. (“Navios Partners”), announced the formation of Navios Europe pursuant to a letter of intent signed with HSH Nordbank AG (“HSH”). Navios Europe, which will initially acquire five product tankers and five container vessels from debtors of HSH, is owned 47.5% by Navios Holdings, 47.5% by Navios Acquisition and 5% by Navios Partners. Navios Europe is expected to take ownership of all 10 vessels by November 1, 2013. The transaction is subject to a number of conditions, and no assurance can be provided that the transaction will be concluded as contemplated, if at all.

In August 2013, Navios Europe arranged technical and commercial management for five out of the ten vessels. To date, the following vessels were delivered:

(1) The Esperanza N, a 2,007 TEU Sub-Panamax Container built in 2008; and

(2) The Harmony N, a 2,824 TEU Sub-Panamax Container built in 2006.

Three tanker vessels are also expected to be delivered through September 2013.

Dividend Policy

On August 19, 2013, the Board of Directors declared a quarterly cash dividend for the second quarter of 2013 of $0.06 per share of common stock. The dividend is payable on September 26, 2013 to stockholders of record as of September 18, 2013. The declaration and payment of any further dividend remain subject to the discretion of the Board and will depend on, among other things, Navios Holdings’ cash requirements after taking into account market opportunities, restrictions under its credit agreements and other debt obligations and such other factors as the Board may deem advisable.

Navios Logistics

On June 26, 2013, Navios Logistics entered into an agreement for the acquisition of three pushboats for a total consideration of $20.3 million. These pushboats are expected to be delivered in the fourth quarter of 2013.

On August 5, 2013, Navios Logistics entered into an agreement for the construction of 36 dry barges for a total consideration of $19.1 million, which are expected to be delivered in the first quarter of 2014. This contract also includes an option exercisable by Navios Logistics for the construction of an additional 36 barges under the same terms and conditions.

Navios Partners

On August 13, 2013, Navios Holdings received $7.3 million from Navios Partners representing the cash dividend for the second quarter of 2013.

Navios Acquisition

On July 3, 2013, Navios Holdings received $3.0 million from Navios Acquisition representing the cash dividend for the first quarter of 2013.

Fleet Profile

Navios Holdings controls a fleet of 60 vessels totaling 5.8 million dwt, of which 40 are owned and 20 are chartered-in under long-term charters (collectively, the “Core Fleet”). Navios Holdings currently operates 47 vessels (16 Capesize, 11 Panamax, 18 Ultra-Handymax and two Handysize) totaling 4.8 million dwt. The current average age of the operating fleet is 6.4 years. Additionally, Navios Holdings has (i) three newbuilding charter-in vessels expected to be delivered at various dates through April 2016; (ii) four owned vessels expected to be delivered in the third quarter of 2013; and (iii) the Navios Asia fleet expected to be delivered in the third and fourth quarter of 2013.

Exhibit II provides certain details of the “Core Fleet” of Navios Holdings. It does not include the fleet of Navios Logistics.

Financial Highlights

As of June 30, 2013

•	Net Debt to Total Capitalization of 44.1%.

•	Cash $277.1 million.

Second Quarter 2013 and 2012 Results (in thousands of U.S. dollars, except per share data and unless otherwise stated):

The second quarter 2013 and 2012 information presented below was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA, Adjusted EBITDA, Adjusted Net (Loss)/Income and Adjusted Basic (Losses)/Earnings Per Share are non-U.S. GAAP financial measures and should not be used in isolation or as substitution for Navios Holdings’ results.

See Exhibit I under the heading, “Disclosure of Non-GAAP Financial Measures,” for a discussion of EBITDA and Adjusted EBITDA of Navios Holdings, on a consolidated basis, and Navios Logistics, and a reconciliation of such measure to the most comparable measure under U.S. GAAP.

	Three Month Period	Three Month Period
	Ended	Ended
	June 30,	June 30,
	2013	2012
	(unaudited)	(unaudited)
Revenue	$125,572	$172,079
EBITDA	$38,800	$61,086
Adjusted EBITDA (*)	$38,800	$60,763
Net (Loss)/Income	$(15,881)	$5,285
Adjusted Net (Loss)/Income (*)	$(15,881)	$4,962
Basic (Losses)/Earnings Per Share	$(0.16)	$0.05
Adjusted Basic (Losses)/Earnings Per Share(*)	$(0.16)	$0.04

(*)	Each of Adjusted EBITDA, Adjusted Net Income and Adjusted Basic Earnings Per Share for the three months ended June 30, 2012 excludes a $0.3 million gain on the sale of the Navios Buena Ventura to Navios Partners.

Revenue from drybulk vessel operations for the three months ended June 30, 2013 was $62.1 million as compared to $98.8 million for the same period during 2012. The decrease in drybulk revenue was mainly attributable to (i) a decrease in the time charter equivalent rate (“TCE”) per day by 46.5% to $10,600 per day in the second quarter of 2013 following the receipt in advance of $175.4 million due to restructuring of credit default insurance, as compared to $19,821 per day in the same period of 2012; (ii) a decrease in available days for owned vessels by 0.4% to 2,730 days in the second quarter of 2013 from 2,742 days in the same period of 2012 following the sale of the Navios Buena Ventura in June 2012; and (iii) a decrease in the long-term charter-in fleet available days by 58 days. This decrease was partially offset by an increase in available days for short-term charter-in fleet by 277 days.

Revenue from the logistics business was $63.5 million for the three months ended June 30, 2013 as compared to $73.3 million for the same period of 2012. This decrease was mainly attributable to a decrease in the Paraguayan liquid port’s volume of products sold.

EBITDA of Navios Holdings for the three months ended June 30, 2013 decreased by $22.3 million to $38.8 million as compared to $61.1 million for the same period of 2012. EBITDA of Navios Holdings for the three month period ended June 30, 2012 has been affected by the item mentioned in the footnote to the table above. Adjusted EBITDA of Navios Holdings for the three months ended June 30, 2013 decreased by $22.0 million to $38.8 million as compared to $60.8 million for the same period of 2012. The $22.0 million decrease in Adjusted EBITDA was primarily due to: (i) a $46.5 million decrease in revenue; (ii) a $3.9 million decrease in equity in net earnings from affiliated companies; and (iii) a $0.8 million increase in net income attributable to the noncontrolling interest. The overall variance of $51.2 million was mitigated by: (i) a decrease in general and administrative expenses of $2.1 million (excluding share-based compensation expenses); (ii) a $7.6 million decrease in time charter, voyage and logistics business expenses; (iii) a $6.9 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); and (iv) a $12.6 million decrease in other expense, net.

EBITDA of Navios Logistics was $17.6 million for the three month period ended June 30, 2013 as compared to $15.4 million for the same period in 2012.

Net loss of Navios Holdings for the three months ended June 30, 2013 was $15.9 million as compared to $5.3 million of income for the same period of 2012. Net income of Navios Holdings for the three month period ended June 30, 2012 has been affected by the item mentioned in the footnote to the table above. Adjusted Net Loss of Navios Holdings for the three month period ended June 30, 2013 was $15.9 million as compared to $5.0 million of income for the same period of 2012. The decrease of Adjusted Net (Loss)/Income by $20.9 million was mainly due to: (i) a decrease in Adjusted EBITDA of $22.0 million; (ii) an increase in interest income/(expense) and finance cost, net of $2.0 million; and (iii) an increase of $0.3 million in amortization for deferred drydock and special survey costs. The decrease was partially offset by: (i) a decrease in depreciation and amortization of $1.6 million; (ii) an increase in income tax benefit of $1.3 million; and (iii) a decrease of $0.5 million in share-based compensation expense.

First Half of 2013 and 2012 Results (in thousands of U.S. dollars, except per share data and unless otherwise stated):

The information for the six month period ended June 30, 2013 and 2012 presented below was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA, Adjusted EBITDA, Adjusted Net (Loss)/Income and Adjusted Basic (Losses)/Earnings Per Share are non-U.S. GAAP financial measures, and should not be used in isolation or as substitution for Navios Holdings’ results.

See Exhibit I under the heading, “Disclosure of Non-GAAP Financial Measures,” for a discussion of EBITDA and Adjusted EBITDA of Navios Holdings, on a consolidated basis, and Navios Logistics, and a reconciliation of such measures to the most comparable measures under U.S. GAAP.

	Six Month Period	Six Month Period
	Ended	Ended
	June 30,	June 30,
	2013	2012
	(unaudited)	(unaudited)
Revenue	$259,409	$324,093
EBITDA	$77,274	$123,659
Adjusted EBITDA (*)	$77,274	$123,336
Net (Loss)/Income	$(26,036)	$14,744
Adjusted Net (Loss)/Income (*)	$(26,036)	$14,421
Basic (Losses)/Earnings Per Share	$(0.26)	$0.14
Adjusted Basic (Losses)/Earnings Per Share (*)	$(0.26)	$0.13

(*)	Each of Adjusted EBITDA, Adjusted Net Income and Adjusted Basic Earnings Per Share for the six months ended June 30, 2012 excludes a $0.3 million gain on the sale of the Navios Buena Ventura to Navios Partners.

Revenue from drybulk vessel operations for the six months ended June 30, 2013 was $122.7 million as compared to $200.7 million for the same period during 2012. The decrease in drybulk revenue was mainly attributable to (i) a decrease in the TCE per day by 45.7% to $11,211 per day in first half of 2013 following the receipt in advance of $175.4 million due to restructuring of credit default insurance, as compared to $20,645 per day in the same period of 2012; and (ii) a decrease in long-term charter-in fleet available days by 91 days. This decrease was partially offset by (i) an increase in available days for owned vessels by 2.7% to 5,407 days in the first half of 2013 from 5,266 days in the same period of 2012; and (ii) an increase in the short-term charter-in fleet available days by 379 days.

Revenue from the logistics business was $136.7 million for the six months ended June 30, 2013 as compared to $123.4 million for the same period of 2012. This increase was mainly attributable to an increase in (i) the Paraguayan liquid port’s volume of products sold; (ii) rates in the dry port terminal; (iii) the cabotage fleet’s utilization; and (iv) the revenue from liquid cargo transportation due to higher rates.

EBITDA of Navios Holdings for the six months ended June 30, 2013 decreased by $46.4 million to $77.3 million as compared to $123.7 million for the same period of 2012. EBITDA of Navios Holdings for the six month period ended June 30, 2012 has been affected by the item mentioned in the footnote to the table above. Adjusted EBITDA of Navios Holdings for the six months ended June 30, 2013 decreased by $46.0 million to $77.3 million as compared to $123.3 million for the same period of 2012. The $46.0 million decrease in Adjusted EBITDA was primarily due to: (i) a $64.7 million decrease in revenue; (ii) a $0.7 million increase in time charter, voyage and logistics business expenses; and (iii) a $3.8 million increase in net income attributable to the noncontrolling interest. The overall variance of $69.2 million was mitigated by: (i) a decrease in general and administrative expenses of $5.1 million (excluding share-based compensation expenses); (ii) a $5.5 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); (iii) an $11.0 million decrease in other expense, net; and (iv) a $1.6 million increase in equity in net earnings from affiliated companies.

EBITDA of Navios Logistics was $31.7 million for the six month period ended June 30, 2013 as compared to $24.1 million for the same period in 2012.

Net loss of Navios Holdings for the six months ended June 30, 2013 was $26.0 million as compared to $14.7 million of income for the same period of 2012. Net income of Navios Holdings for the six month periods ended June 30, 2012 has been affected by the item mentioned in the footnote to the table above. Adjusted Net Loss of Navios Holdings for the six month period ended June 30, 2013 was $26.0 million as compared to $14.4 million of income for the same period of 2012. The decrease of Adjusted Net (Loss)/Income by $40.4 million was mainly due to: (i) a decrease in Adjusted EBITDA of $46.0 million; (ii) an increase in interest income/(expense) and finance cost, net of $2.2 million; and (iii) an increase of $0.6 million in amortization for deferred drydock and special survey costs. The decrease was partially offset by: (i) a decrease in depreciation and amortization of $3.2 million; (ii) an increase in income tax benefit of $4.2 million; and (iii) a decrease of $1.0 million in share-based compensation expense.

Fleet Summary Data:

The following table reflects certain key indicators indicative of the performance of the Navios Holdings’ drybulk operations (excluding the Navios Logistics fleet) and its fleet performance for the three and six month periods ended June 30, 2013 and 2012.

	Three Month	Three Month	Six Month	Six Month
	Period Ended	Period Ended	Period Ended	Period Ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Available Days (1)	4,586	4,379	8,916	8,487
Operating Days (2)	4,449	4,340	8,669	8,402
Fleet Utilization (3)	97.0%	99.1%	97.2%	99.0%
Equivalent Vessels (4)	50	48	49	47
TCE (5)	$10,600	$19,821	$11,211	$20,645

(1)	Available days for the fleet are total calendar days the vessels were in Navios Holdings’ possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.
(4)	Equivalent Vessels is defined as the total available days during a relevant period divided by the number of days of this period.
(5)	TCE is defined as voyage and time charter revenues less voyage expenses during a relevant period divided by the number of available days during the period

Conference Call:

As previously announced, Navios Holdings will host a conference call today, August 22, 2013, at 8:30 am ET, at which time members of senior management will provide highlights and commentary on the financial results of the Company for the second quarter and six months ended June 30, 2013.

A supplemental slide presentation will be available on the Navios Holdings website at www.navios.com under the “Investors” section by 8:00 am ET on the day of the call.

Conference Call details:

Call Date/Time: Thursday, August 22, 2013, at 8:30 am ET

Call Title: Navios Holdings Inc. Q2 2013 Financial Results Conference Call

US Dial In: +1.877.480.3873

International Dial In: +1.404.665.9927

Conference ID: 1848 0882

The conference call replay will be available shortly after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 1848 0882

This call will be simultaneously Webcast. The Webcast will be available on the Navios Holdings website, www.navios.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE: NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For more information about Navios Holdings please visit our website: www.navios.com.

About Navios South American Logistics Inc.

Navios South American Logistics Inc. is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia region river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics serves the storage and marine transportation needs of its petroleum, agricultural and mining customers through its port terminals, river barge and coastal cabotage operations. For more information about Navios Logistics please visit its website: www.navioslogistics.com.

About Navios Maritime Partners L.P.

Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit its website: www.navios-mlp.com.

About Navios Maritime Acquisition Corporation

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit its website: www.navios-acquisition.com.

Forward Looking Statements—Safe Harbor

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels; competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

EXHIBIT I

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. dollars—except share and per share data)

	Three Month Period Ended June 30, 2013	Three Month Period Ended June 30, 2012	Six Month Period Ended June 30, 2013	Six Month Period Ended June 30, 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$125,572	$172,079	$259,409	$324,093
Time charter, voyage and logistics business expenses	(65,632)	(73,215)	(135,640)	(134,932)
Direct vessel expenses	(26,444)	(33,042)	(54,139)	(59,050)
General and administrative expenses	(9,873)	(12,473)	(18,835)	(25,026)
Depreciation and amortization	(24,233)	(25,872)	(48,556)	(51,706)
Interest income/(expense) and finance cost, net	(27,372)	(25,306)	(52,730)	(50,546)
Loss on derivatives	(87)	(76)	(260)	(202)
Gain on sale of assets	18	323	18	323
Other income/(expense), net	9,865	(2,854)	6,734	(4,221)

Loss before equity in net earnings of affiliated companies	(18,186)	(436)	(43,999)	(1,267)
Equity in net earnings of affiliated companies	4,127	8,058	18,250	16,633

(Loss)/income before taxes	$(14,059)	$7,622	$(25,749)	$15,366
Income tax (expense)/benefit	(128)	(1,449)	3,572	(595)

Net (loss)/income	(14,187)	6,173	(22,177)	14,771
Less: Net income attributable to the noncontrolling interest	(1,694)	(888)	(3,859)	(27)

Net (loss)/income attributable to Navios Holdings common stockholders	$(15,881)	$5,285	$(26,036)	$14,744

(Loss)/Income attributable to Navios Holdings common stockholders, basic	$(16,304)	$4,862	$(26,877)	$13,894

(Loss)/Income attributable to Navios Holdings common stockholders, diluted	$(16,304)	$5,285	$(26,877)	$14,744

Basic (loss)/earnings per share attributable to Navios Holdings common stockholders	$(0.16)	$0.05	$(0.26)	$0.14

Weighted average number of shares, basic	101,783,378	101,205,545	101,771,451	101,198,855

Diluted (loss)/earnings per share attributable to Navios Holdings common stockholders	$(0.16)	$0.05	$(0.26)	$0.13

Weighted average number of shares, diluted	101,783,378	110,993,160	101,771,451	111,014,906

NAVIOS MARITIME HOLDINGS INC.

Other Financial Data

	June 30, 2013 (unaudited)	December 31, 2012 (unaudited)
ASSETS
Cash and cash equivalents	$271,097	$257,868
Restricted cash	6,011	24,704
Other current assets	191,813	187,995
Vessels, port terminal and other fixed assets, net	1,721,979	1,746,493
Other noncurrent assets	421,020	355,008
Goodwill and other intangibles	361,771	369,394

Total assets	$2,973,691	$2,941,462

LIABILITIES AND EQUITY
Current liabilities, including current portion of long-term debt	181,294	189,376
Senior and ship mortgage notes, net of discount and including premium	1,127,714	1,034,141
Long-term debt, net of current portion	276,759	290,976
Other noncurrent liabilities	99,419	103,930
Total stockholders’ equity	1,288,505	1,323,039

Total liabilities and stockholders’ equity	$2,973,691	$2,941,462

	Six Month Period Ended June 30, 2013	Six Month Period Ended June 30, 2012
	(unaudited)	(unaudited)
Net cash provided by operating activities	$41,351	$37,643
Net cash (used in)/provided by investing activities	(90,261)	14,230
Net cash provided by/(used in) financing activities	62,139	(53,874)

Disclosure of Non-GAAP Financial Measures

EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes, if any, unless otherwise stated. Adjusted EBITDA represents EBITDA excluding items as described under “Financial Highlights.” EBITDA and Adjusted EBITDA are “non-GAAP financial measures” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with generally accepted accounting principles in the United States or as a measure of profitability or liquidity.

EBITDA is presented to provide additional information with respect to the ability of Navios Holdings to satisfy its respective obligations including debt service, capital expenditures and working capital requirements. While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

Navios Logistics EBITDA is used to measure company’s operating performance.

The following tables provide a reconciliation of EBITDA and Adjusted EBITDA of Navios Holdings and Navios Logistics, which in the case of Navios Holdings is on a consolidated basis:

Navios Holdings Reconciliation of EBITDA and Adjusted EBITDA to Cash from Operations

Three Months Ended	June 30, 2013	June 30, 2012
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$24,650	$7,842
Net (decrease)/increase in operating assets	(28,735)	23,526
Net decrease in operating liabilities	20,110	9,061
Net interest cost	27,372	25,306
Deferred finance charges	(1,234)	(1,500)
Provision for losses on accounts receivable	272	(224)
Unrealized loss on FFA derivatives	88	(135)
Equity in affiliates, net of dividends received	(7,585)	(4,661)
Payments for drydock and special survey	5,538	2,436
Noncontrolling interest	(1,694)	(888)
Gain on sale of assets	18	323

EBITDA	$38,800	$61,086
Gain on sale of assets	—	(323)

Adjusted EBITDA	$38,800	$60,763

Navios Logistics EBITDA Reconciliation to Net Income

Three Months Ended	June 30, 2013	June 30, 2012
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net income attributable to Navios Logistics shareholders	$4,423	$2,397
Depreciation and amortization	5,779	6,118
Amortization of deferred drydock and special survey costs	667	351
Interest income/(expense) and finance cost, net	6,657	5,130
Income taxes	57	1,377

EBITDA	$17,583	$15,373

Navios Holdings Reconciliation of EBITDA and Adjusted EBITDA to Cash from Operations

Six Months Ended	June 30, 2013	June 30, 2012
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$41,351	$37,643
Net (decrease)/increase in operating assets	(22,083)	52,750
Net decrease/(increase) in operating liabilities	9,578	(13,886)
Net interest cost	52,730	50,546
Deferred finance charges	(2,932)	(2,832)
Provision for losses on accounts receivable	(45)	(310)
Unrealized loss on FFA derivatives	(69)	(252)
Equity in affiliates, net of dividends received	(5,684)	(6,905)
Payments for drydock and special survey	8,269	6,609
Noncontrolling interest	(3,859)	(27)
Gain on sale of assets	18	323

EBITDA	$77,274	$123,659
Gain on sale of assets	—	(323)

Adjusted EBITDA	$77,274	$123,336

Navios Logistics EBITDA Reconciliation to Net Income

Six Months Ended	June 30, 2013	June 30, 2012
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net income attributable to Navios Logistics shareholders	$10,357	$8
Depreciation and amortization	11,872	12,921
Amortization of deferred drydock and special survey costs	1,151	655
Interest income/(expense) and finance cost, net	12,038	10,053
Income taxes	(3,713)	454

EBITDA	$31,705	$24,091

EXHIBIT II

Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)
Navios Serenity	Handysize	2011	34,690
Navios Ionian	Ultra Handymax	2000	52,067
Navios Vector	Ultra Handymax	2002	50,296
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Vega	Ultra Handymax	2009	58,792
Navios Celestial	Ultra Handymax	2009	58,063
Navios Astra	Ultra Handymax	2006	53,468
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Asteriks	Panamax	2005	76,801
Navios Centaurus	Panamax	2012	81,472
Navios Avior	Panamax	2012	81,355
Navios Bonavis	Capesize	2009	180,022
Navios Happiness	Capesize	2009	180,022
Navios Lumen	Capesize	2009	180,661
Navios Stellar	Capesize	2009	169,001
Navios Phoenix	Capesize	2009	180,242
Navios Antares	Capesize	2010	169,059
Navios Etoile	Capesize	2010	179,234
Navios Bonheur	Capesize	2010	179,259
Navios Altamira	Capesize	2011	179,165
Navios Azimuth	Capesize	2011	179,169

Long term Chartered-in Fleet in Operation

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)	Purchase Option(1)
Navios Lyra	Handysize	2012	34,718	Yes	(2)
Navios Apollon	Ultra Handymax	2000	52,073	No
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Navios Armonia	Ultra Handymax	2008	55,100	No
Navios Oriana	Ultra Handymax	2012	61,442	Yes
Navios Libra II	Panamax	1995	70,136	No
Navios Altair	Panamax	2006	83,001	No
Navios Esperanza	Panamax	2007	75,356	No
Navios Marco Polo	Panamax	2011	80,647	Yes
Navios Southern Star	Panamax	2013	82,224	Yes
Golden Heiwa	Panamax	2007	76,662	No
Beaufiks	Capesize	2004	180,310	Yes
Rubena N	Capesize	2006	203,233	No
SC Lotta	Capesize	2009	169,056	No
King Ore	Capesize	2010	176,800	No
Navios Koyo	Capesize	2011	181,415	Yes
Navios Obeliks	Capesize	2012	181,415	Yes

Navios Asia Fleet to be Delivered (3)

Vessels	Vessel Type	Built
Navios TBN	Panamax	2007
Navios TBN	Panamax	2007
Navios TBN	Panamax	2007
Navios TBN	Panamax	2007
Navios TBN	Panamax	2006
Navios TBN	Panamax	2006
Total DWT of 464,173

Owned Fleet to be Delivered

Vessels	Vessel Type	Built
Navios Galileo	Panamax	2006
Navios Northern Star	Panamax	2005
Navios Amitie	Panamax	2005
Navios Taurus	Panamax	2005
Total DWT of 303,982

Long-term Chartered-in Fleet to be Delivered

Vessels	Vessel Type	Delivery Date	Purchase Option	Deadweight (in metric tons)
Navios Mercury	Ultra Handymax	09/2013	Yes	61,000
Navios Venus	Ultra Handymax	02/2015	Yes	61,000
Navios Felix	Capesize	04/2016	Yes	180,000

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(2)	Navios Holdings holds the initial 50% purchase option on the vessel.
(3)	51% ownership of Navios Holdings.

Contact:

Navios Maritime Holdings Inc.

+1.212.906.8643

investors@navios.com